Exhibit 1

Transactions in Shares Since the Filing of Amendment No. 58 to the Schedule 13D

Nature of the Transaction	Securities Purchased/(Sold)	Price Per Share($)	Date of Purchase / Sale

THE LION FUND II, L.P.

Sale of Common Stock[1]	(107,423)	60.23	06/09/2025

1 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $58.44 to $61.40 per share. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the range set forth in this footnote.